Exhibit 99.1
TAL Education Group Announces Unaudited Financial
Results for the Fourth Fiscal Quarter and Fiscal Year 2011
Ended February 28, 2011
-Quarterly Net Revenues Increased by 66.8% Year-Over-Year
-Quarterly Net Income from Continuing Operations Increased by 244.4% Year-Over-Year
-Quarterly Net Income Increased by 249.4% Year-Over-Year
-Quarterly Non-GAAP Net Income Increased by 352.0% Year-Over-Year
- Fiscal year Net Revenues Increased by 59.6% Year-Over-Year
- Fiscal year Net Income from Continuing Operations Increased by 71.6% Year-Over-Year
- Fiscal year Net Income Increased by 68.8% Year-Over-Year
- Fiscal year Non-GAAP Net Income Increased by 106.0% Year-Over-Year
(Beijing — April 28, 2011)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2011 ended February 28, 2011.
Financial Highlights for the Fourth Fiscal Quarter Ended February 28, 2011
-	Net revenues increased by 66.8% year-over-year to US$33.7 million from US$20.2 million in the same period of the prior fiscal year.

-	Net income from continuing operations increased by 244.4% year-over-year to US$8.4 million from US$2.4 million in the same period of the prior fiscal year.

-	Net income attributable to TAL increased by 249.4% year-over-year to US$8.4 million from US$2.4 million in the same period of the prior fiscal year.

-	Non-GAAP[1]net income attributable to TAL, which excluded share-based compensation expenses, increased by 352.0% year-over-year to US$10.9million from US$2.4 million in the same period of the prior fiscal year.

-	Basic and diluted net income per American Depositary Share (“ADS”)[2] were US$0.11 and US$0.11, respectively. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.14 and US$0.14, respectively.

-	Total student enrollments during the fourth quarter of fiscal year 2011 increased by 18.1% year-over-year to approximately 155,400.

[1]	As used in this press release, non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS are defined to exclude share-based compensation expense from operating costs and expenses, cost of revenues, selling and marketing expenses, general and administrative expenses, income from operations, net income attributable to TAL and earnings per ADS, respectively. See “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures To The Most Comparable GAAP Measures” at the end of this press release.

[2]	Each ADS represents two Class A common shares.

-	Total physical network grew to 132 learning centers as of February 28, 2011 from 98 learning centers as of February 28, 2010.
Financial Highlights for the Fiscal Year Ended February 28, 2011
-	Net revenues increased by 59.6% year-over-year to US$110.6 million from US$69.3 million in the prior fiscal year.

-	Net income from continuing operations increased by 71.6% year-over-year to US$24.4 million from US$14.2 million in the prior fiscal year.

-	Net income attributable to TAL increased by 68.8% year-over-year to US$24.0 million from US$14.2 million in the prior fiscal year. Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 106.0% year-over-year to US$29.3 million from US$14.2 million in the prior fiscal year.

-	Basic and diluted net income per ADS were US$0.36 and US$0.35, respectively. Non-GAAP basic and diluted net incomes per ADS in each case, excluding share-based compensation expenses, were US$0.43 and US$0.43, respectively.

-	Total student enrollments during the fiscal year ended February 28, 2011 increased by 27.2% year-over-year to approximately 486,400.
Financial and Operating Data—the Fourth Fiscal Quarter and Fiscal Year 2011 Ended February 28, 2011
(US$ in thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28,
	2010	2011	Pct. Change
Net revenues	20,182	33,654	66.8%
Net income attributable to TAL	2,417	8,446	249.4%
Non-GAAP net income attributable to TAL	2,417	10,924	352.0%
Operating income	2,598	8,013	208.4%
Non-GAAP operating income	2,598	10,491	303.8%
Net income per ADS attributable to TAL — basic	0.04	0.11	186.2%
Net income per ADS attributable to TAL — diluted	0.04	0.11	180.7%
Non-GAAP net income per ADS attributable to TAL — basic	0.04	0.14	270.2%
Non-GAAP net income per ADS attributable to TAL — diluted	0.04	0.14	263.1%
Total student enrollments in small class, one-on-one, and online courses	131,600	155,400	18.1%

	FY2010	FY2011	Pct. Change
Net revenues	69,289	110,588	59.6%
Net income attributable to TAL	14,245	24,041	68.8%
Non-GAAP net income attributable to TAL	14,245	29,348	106.0%

	FY2010	FY2011	Pct. Change
Operating income	15,410	25,426	65.0%
Non-GAAP operating income	15,410	30,732	99.4%
Net income per ADS attributable to TAL — basic	0.23	0.36	56.2%
Net income per ADS attributable to TAL — diluted	0.23	0.35	54.6%
Non-GAAP net income per ADS attributable to TAL — basic	0.23	0.43	90.6%
Non-GAAP net income per ADS attributable to TAL — diluted	0.23	0.43	88.7%
Total student enrollments in small class, one-on-one, and online courses	382,500	486,400	27.2%
“We ended the fiscal year 2011 with another strong quarter of execution against our growth strategy,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang. “Our total student enrollments grew by 18.1% from the same period last fiscal year. This solid enrollment growth in the quarter allowed us to end fiscal year 2011 with 27.2% enrollment growth, significantly above our full year enrollment growth target of 22%.”
“During the quarter we added 18 new learning centers, which brought our total number of learning centers to 132 for fiscal year 2011, well exceeding our full-year target of 120. While continuing to increase our learning center penetration in existing markets, we also began pre-marketing and continued the build-out of our local websites in the four new cities we plan to enter in the first quarter of fiscal year 2012: Hangzhou, Nanjing, Xi’an, and Chengdu.”
“The roll-out of our one-on-one business is also right on-track. To complement our fast-growing Beijing business, we began offering our one-on-one classes in Shanghai in the second half of last fiscal year and are now prepared for further expansion into new cities. By the end of fiscal year 2012, we intend to be in ten Chinese cities for each of our two core business segments: small class and one-on-one.”
“I am delighted with our strong business results in fiscal year 2011 and, as importantly, with the preparation measures we have taken over the last fiscal year, particularly in the enhancement of our content and organizational capabilities to support our continued business expansion in fiscal year 2012,” Mr. Zhang commented.
Mr. Joseph Kauffman, Chief Financial Officer, continued, “In the fourth quarter of fiscal year 2011, we exceeded our previously offered guidance by delivering strong revenues from both our small class and one-on-one businesses. The attractive unit economics of our leading small class format combined with our ongoing roll-out of one-on-one classes together contributed to both rapid top-line growth and sustained profitability for our company. In the fourth quarter, we delivered revenue growth of 66.8% while at the same time growing GAAP net income by 249.4% and non-GAAP net income, which excludes share based compensation, by 352.0% compared to the same period of the last fiscal year. “
“I am particularly pleased with the operating leverage that our business model has demonstrated in fiscal year 2011. For the full year we achieved gross margins of 49.2% and gross margin expansion of over 300 basis points versus the prior fiscal year, putting ourselves in an excellent position to increase investment in accelerating the pace of our center expansion in fiscal year 2012.”
Financial Results for the Fourth Fiscal Quarter Ended February 28, 2011
Net Revenues
For the fourth quarter of fiscal year 2011, TAL reported net revenues of US$33.7 million, representing a 66.8% increase from US$20.2 million in the fourth quarter of fiscal year 2010. The increase was mainly driven by higher average selling price and an increased number of total student enrollments. Average selling prices (ASPs), defined as total net revenue divided by total student enrollments, increased by 41.8% from US$153 in the fourth quarter of fiscal year 2010 to US$217 in the same quarter of fiscal year 2011 mainly driven by an increase in the hourly rate and the number of hours per enrollment. Total student enrollments increased by 18.1% to approximately 155,400 from approximately 131,600 in the same period one year ago.
Operating Costs and Expenses
Operating costs and expenses were US$25.6 million, a 45.8% increase from US$17.6 million in the fourth quarter of fiscal year 2010. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were US$23.2 million, a 31.7% increase from US$17.6 million in the fourth quarter of fiscal year 2010.
Cost of revenues increased by 30.4% to US$16.2 million, from US$12.4 million in the fourth quarter of fiscal year 2010. The increase in cost of revenues was primarily due to an increase in teachers’ costs to support a greater number of courses opened and the increased rental and other staff costs to support the greater number of learning centers in operation. Non-GAAP cost of revenues, which excludes share-based compensation expenses, increased by 29.1% to US$16.0 million, from US$12.4 million in the fourth quarter of fiscal year 2010.
Selling and marketing expenses increased by 52.0% to US$3.0 million, from US$2.0 million in the fourth quarter of fiscal year 2010. The increase was primarily due to an increase in sales and marketing staff to support our expanded program and service offering and an increase in share-based compensation of our sales and marketing staff. Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, increased by 26.9% to US$2.5 million, from US$2.0 million in the fourth quarter of fiscal year 2010.
General and administrative expenses increased by 102.1% to US$6.4 million, from US$3.2 million in the fourth quarter of fiscal year 2010. The increase was mainly due to an increase in share-based compensation expenses for our general and administrative staff and an increase in the total number of general and administrative staff to support our expanded operations. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, increased by 44.8% to US$4.6 million, from US$3.2 million in the fourth quarter of fiscal year 2010.
Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$2.5 million in the fourth quarter of fiscal year 2011. The Company did not incur share-based compensation expenses in the corresponding period of the previous fiscal year.
Gross Profit
Gross profit increased by 124.7% to US$17.5 million, from US$7.8 million in the fourth quarter of fiscal year 2010.
Income from Operations
Income from operations increased by 208.4% to US$8.0 million, from US$2.6 million in the fourth quarter of fiscal year 2010. Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 303.8% to US$10.5 million, from US$2.6 million in the fourth quarter of fiscal year 2010.
Income Tax Expense
Income tax expense was US$0.7 million in the fourth quarter of fiscal year 2011, as compared to US$0.2 million in the fourth quarter of fiscal year 2010.
Net Income from Continuing Operations
Net income from continuing operations increased by 244.4% to US$8.4 million, from US$2.4 million in the fourth quarter of fiscal year 2010.
Net Income Attributable to TAL Education Group
Net income attributable to TAL increased 249.4% to US$8.4 million, from US$2.4 million in the fourth quarter of fiscal year 2010. Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 352.0% to US$10.9 million, from US$2.4 million in the fourth quarter of fiscal year 2010.
Basic and Diluted Net Income per ADS
Basic and diluted net income per ADS were US$0.11 and US$0.11, respectively, in the fourth quarter of fiscal year 2011. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.14 and US$0.14, respectively.
Profit from Discontinued Operations
Profit from the discontinued operations in Qianjiang and Jianli in Hubei province, was US$0.07 million for the fourth quarter of fiscal year 2011. The profit from discontinued operations was due to an exemption of income tax liabilities of prior fiscal years granted by tax bureau.

Cash and Cash Equivalents
As of February 28, 2011, the Company had US$199.0 million of cash and cash equivalents, as compared to US$178.6 million as of November 30, 2010.
Deferred Revenue
As of February 28, 2011, the Company’s deferred revenue balance was US$50.7 million versus US$38.0 million as of November 30, 2010.
Financial Results for the Fiscal Year Ended February 28, 2011
Net Revenues
For the fiscal year 2011, TAL reported net revenues of US$110.6 million, representing a 59.6% increase from US$69.3 million in the fiscal year 2010. The increase was primarily due to an increase in the number of total student enrollments and higher average selling price. Total student enrollments increased by 27.2% to approximately 486,400 from approximately 382,500 in the fiscal year ended February 28, 2010. Average selling prices (ASPs) increased by 24.7% from US$182 per enrollment in fiscal year 2010 to US$227 per enrollment in fiscal year 2011.
Operating Costs and Expenses
Operating costs and expenses were US$85.2 million, a 58.1% increase from US$53.9 million in fiscal year 2010. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were US$79.9 million, a 48.2% increase from US$53.9 million in fiscal year 2010.
Cost of revenues increased by 50.0% to US$56.1 million, from US$37.4 million in fiscal year 2010. The increase in cost of revenues was primarily due to the increased number of courses and related teachers’ costs, the greater number of learning centers in operation and the additional staff required to support our expanded operation. Non-GAAP cost of revenues, which excludes share-based compensation expenses, increased by 48.6% to US$55.6 million, from US$37.4 million in fiscal year 2010.
Selling and marketing expenses increased by 77.7% to US$9.9 million, from US$5.6 million in fiscal year 2010. The increase was primarily due to an increase in sales and marketing staff to support our expanded program and service offerings and an increase in share-based compensation of our sales and marketing staff. Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, increased by 60.2% to US$9.0 million, from US$5.6 million in fiscal year 2010.
General and administrative expenses increased by 75.8% to US$19.1 million, from US$10.9 million in fiscal year 2010. The increase was primarily due to an increase in share-based compensation expenses for our general and administrative staff, an increase in general and administrative staff to support our expanded program and service offerings and corresponding rental and depreciation. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, increased by 40.7% to US$15.3 million, from US$10.9 million in fiscal year 2010.

Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$5.3 million in fiscal year 2011. The Company did not incur share-based compensation expenses in the previous fiscal year.
Gross Profit
Gross profit increased by 70.9% to US$54.4 million, from US$31.9 million in the fiscal year 2010.
Income from Operations
Income from operations increased by 65.0% to US$25.4 million, from US$15.4 million in fiscal year 2010. Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 99.4% to US$30.7 million, from US$15.4 million in fiscal year 2010.
Income Tax Expense
Income tax expense was US$2.6 million in fiscal year 2011, as compared to US$1.4 million in fiscal year 2010.
Net Income from Continuing Operations
Net income from continuing operations increased by 71.6% to US$24.4 million, from US$14.2 million in fiscal year 2010.
Net Income Attributable to TAL Education Group
Net income attributable to TAL increased by 68.8% to US$24.0 million, from US$14.2 million in fiscal year 2010. Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 106.0% to US$29.3 million, from US$14.2 million in fiscal year 2010.
Basic and Diluted Net Income per ADS
Basic and diluted net incomes per ADS were US$0.36 and US$0.35, respectively, in the fiscal year 2011. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.43and US$0.43, respectively.
Loss from Discontinued Operations
Loss from the discontinued operations in Qianjiang and Jianli in Hubei province, was US$0.3 million for the fiscal year 2011.
Cash and Cash Equivalents
As of February 28, 2011, the Company had US$199.0 million of cash and cash equivalents, as compared to US$50.8 million as of February 28, 2010.
Deferred Revenue
As of February 28, 2011, the Company’s deferred revenue balance was US$50.7 million versus US$29.4 million as of February 28, 2010.

Business Outlook
Based on the Company’s current estimates, total revenues for the first quarter of fiscal year 2012 are expected to be between US$29.0 million and US$30.5million, representing an increase of 41% to 49% on a year-over-year basis. This estimate reflects the Company’s current expectation, which is subject to change.
Conference Call
The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and fiscal year 2011 ended February 28, 2011 at 8:00 am Eastern Daylight Time on April 28, 2011 (8:00 pm Beijing time on April 28, 2011).
The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-510-0708
- International Dial-in Number:	1-617-597-5377
- Mainland China Toll Free Number (North):	10-800-852-1490
- Mainland China Toll Free Number (South):	10-800-130-0399
- Hong Kong Toll Free Number:	###-##-####
- U.K. Toll Free Number:	080-8234-7616
Conference ID: XRS
A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.
A telephone replay of the call will be available after the conclusion of the conference call through May 5, 2011.
The dial-in details for the replay are as follows:

- U.S. Toll Free Number	1-888-286-8010
- International Dial-in Number	1-617-801-6888
Conference ID: 62416586
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2012 and quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S.

Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. TAL Education Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information, except as required under applicable law.
About TAL Education Group
TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China associated with high teaching quality and outstanding student academic performance. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 132 physical learning centers as of February, 28, 2011, located in six key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin and Wuhan. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”
About Non-GAAP Financial Measures
In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
For further information, please contact:
For Investors:
Willow Wu
Investor Relations
TAL Education Group
Tel: +86-10-5292-6658
Email: wuliuying@xueersi.com
For Media:
Caroline Straathof
IR Inside
Tel: +31 6 5462 4301
Email: info@irinside.com

TAL Education Group
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	As of February 28,
	2010	2011
ASSETS

Current assets
Cash and cash equivalents	$50,752,481	$199,035,732
Available-for-sale securities	1,918,156	465,709
Inventory	121,819	117,827
Deferred tax assets-current	831,297	1,082,932
Prepaid expenses and other current assets	2,280,941	4,746,929

Total current assets	55,904,694	205,449,129

Property and equipment, net	4,991,490	7,515,325
Deferred tax assets-non-current	283,968	668,096
Rental deposit	2,170,548	2,818,126
Intangible assets, net	1,389,160	656,785
Goodwill	763,802	662,583

Total assets	$65,503,662	$217,770,044

Liabilities, Convertible Redeemable Preferred Shares and Equity

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 915,408 and 736,655 as of February 28, 2010,and February 28, 2011, respectively)	$987,742	$911,254

Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 24,631,648 and 34,169,473 as of February 28,2010 and February 28, 2011, respectively)	29,407,994	50,678,025

Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 108,204 and 79,893 as of February 28, 2010 and February 28, 2011, respectively)	108,204	79,893

	As of February 28,
	2010	2011
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities without recourse to TAL Education Group of 6,588,552 and 5,729,657 as of February 28, 2010 and February 28, 2011, respectively)	6,817,816	8,053,980

Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,653,324 and 2,650,269 as of February 28, 2010, and February 28, 2011, respectively)	580,225	2,877,887

Total current liabilities	37,901,981	62,601,039

Convertible loan	500,000	—
Deferred tax liabilities-non-current	175,610	117,781

Total liabilities	38,577,591	62,718,820

Series A convertible redeemable preferred shares	9,000,000	—

TAL Education Group Shareholders’ Equity
Class A common shares	—	27,600
Class B common shares	120,000	125,000
Class B common shares subscription receivable	(120,000)	—
Additional paid-in capital	779,641	112,055,718
Statutory reserve	4,857,443	8,240,697
Retained earnings	12,069,734	32,727,630
Accumulated other comprehensive income	219,253	1,874,579

Total TAL Education Group’s Equity	17,926,071	155,051,224

Total liabilities, convertible redeemable preferred shares and equity	$65,503,662	$217,770,044

TAL Education Group
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Fiscal Year Ended
	February 28,		February 28,
	2010	2011	2010	2011
Net revenues	20,181,550	33,653,533	69,288,547	110,588,299
Cost of revenues	12,399,243	16,164,293	37,433,811	56,142,838

Gross profit	7,782,307	17,489,240	31,854,736	54,445,461

Operating expenses (note 1)
Selling and marketing	1,995,137	3,033,166	5,591,218	9,934,938
General and administrative	3,188,912	6,443,234	10,853,565	19,085,014

Total operating expenses	5,184,049	9,476,400	16,444,783	29,019,952

Income from operations	2,598,258	8,012,840	15,409,953	25,425,509

Interest income	94,395	773,592	323,801	1,346,284
Interest expense	(40643)	(270)	(40643)	(59212)
Other expenses, net	(201)	111611	(124839)	150255
Gain from sales of available-for-sale securities	—	—	—	6,429
Gain on extinguishment of liabilities	—	134,370	—	134,370

Income before income tax provision	2,651,809	9,032,143	15,568,272	27,003,635
Provision for income tax	220,180	656,545	1,364,635	2,628,090

Net income from continuing operations	2,431,629	8,375,598	14,203,637	24,375,545

Net income/(loss) from discontinued operations, net of taxes	(14471)	70,674	41,322	(334395)
Net income	2,417,158	8,446,272	14,244,959	24,041,150

Total net income attributable to TAL Education Group	2,417,158	8,446,272	14,244,959	24,041,150

TAL Education Group
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Fiscal Year Ended
	February 28,		February 28,
	2010	2011	2010	2011
Net income per common share

Basic from continuing operations	0.02	0.05	0.11	0.18
Basic from discontinued operations	(0.00)	0.00	0.00	(0.00)

Basic	0.02	0.05	0.11	0.18

Diluted from continuing operations	0.02	0.05	0.11	0.18
Diluted from discontinued operations	(0.00)	0.00	0.00	(0.00)

Diluted	0.02	0.05	0.11	0.18

Net income per ADS (note 2)
Basic from continuing operations	0.04	0.11	0.23	0.36
Basic from discontinued operations	(0.00)	0.00	0.00	(0.00)

Basic	0.04	0.11	0.23	0.36

Diluted from continuing operations	0.04	0.11	0.23	0.35
Diluted from discontinued operations	(0.00)	0.00	0.00	(0.00)

Diluted	0.04	0.11	0.23	0.35

Weighted average shares used in calculating net income per common share
Basic	120,000,000	152,600,000	120,000,000	131,911,539
Diluted	125,000,000	155,591,537	125,000,000	136,445,635

Notes:
Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28		Ended February 28
	2010	2011	2010	2011
	US$	US$	US$	US$
Cost of revenues	—	151,096	—	521,387
Selling and marketing	—	502,139	—	975,114
General and administrative	—	1,824,959	—	3,809,971

Total	—	2,478,194	—	5,306,472

Note 2: Each ADS represents two Class A common shares.

TAL Education Group
Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures
(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months Ended		For the Fiscal Year ended
	February 28,		February 28,
	2010	2011	2010	2011
	US$	US$	US$	US$
Cost of revenues	12,399,243	16,164,293	37,433,811	56,142,838
Share-based compensation expense in cost of revenues	—	151,096	—	521,387

Non-GAAP cost of revenues	12,399,243	16,013,197	37,433,811	55,621,451

Selling and marketing expenses	1,995,137	3,033,166	5,591,218	9,934,938
Share-based compensation expense in selling and marketing expenses	—	502,139	—	975,114

Non-GAAP selling and marketing expenses	1,995,137	2,531,027	5,591,218	8,959,824

General and administrative expenses	3,188,912	6,443,234	10,853,565	19,085,014
Share-based compensation expense in general and administrative expenses	—	1,824,959	—	3,809,971

Non-GAAP general and administrative expenses	3,188,912	4,618,275	10,853,565	15,275,043

Operating costs and expenses	17,583,292	25,640,693	53,878,594	85,162,790
Share-based compensation expense in operating costs and expenses	—	2,478,194	—	5,306,472

Non-GAAP operating costs and expenses	17,583,292	23,162,499	53,878,594	79,856,318

Income from operations	2,598,258	8,012,840	15,409,953	25,425,509
Share based compensation expenses	—	2,478,194	—	5,306,472

Non-GAAP income from operations	2,598,258	10,491,034	15,409,953	30,731,981

GAAP net income attributable to TAL Education Group	2,417,158	8,446,272	14,244,959	24,041,150

Share based compensation expenses	—	2,478,194	—	5,306,472

Non-GAAP net income attributable to TAL Education Group	2,417,158	10,924,466	14,244,959	29,347,622

	For the Three Months Ended		For the Fiscal Year ended
	February 28,		February 28,
	2010	2011	2010	2011
	US$	US$	US$	US$
Net income per ADS
- Basic	0.04	0.11	0.23	0.36
- Diluted	0.04	0.11	0.23	0.35
Non-GAAP net income per ADS
- Basic	0.04	0.14	0.23	0.43
- Diluted	0.04	0.14	0.23	0.43
ADSs used in calculating net income per ADS
- Basic	60,000,000	76,300,000	60,000,000	65,955,769
- Diluted	62,500,000	77,795,768	62,500,000	68,222,817

Note:

(1)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.